Exhibit 99.1

Kenon’s Subsidiary OPC Announces Agreement to Acquire Shares in Gnrgy Ltd., a Company Focused on
e-mobility Charging Stations

Singapore, April 13, 2021. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. ("OPC") announced that on April 12, 2021 it signed an agreement to purchase an interest in Gnrgy Ltd. (“Gnrgy”), whose business focuses on e-mobility charging stations.

The acquisition is part of OPC’s strategy to expand into new areas of energy production and the provision of advanced energy solutions to its customers including energy supply and the management of energy for electric vehicles.

Pursuant to the purchase agreement, OPC has agreed to acquire a 51% interest in Gnrgy for NIS 67 million (approximately $20 million) (the “Transaction”). The Transaction is expected to be completed in 2 stages over 11 months with the majority of the purchase price earmarked for funding of Gnrgy’s business plan including repayment of existing related party debts.

Gnrgy's founder will retain the remaining interests in Gnrgy and enter into a shareholders’ agreement with OPC, which will among other things give OPC an option to acquire a 100% interest in Gnrgy.

Completion of the Transaction is subject to certain conditions, including approval (or an exemption) from the Israel Competition Authority.

OPC has indicated that it intends to finance the Transaction from its own sources.

Gnrgy was established in Israel in 2008 and operates in the field of charging electric vehicles (e-mobility) and the installation of charging stations for electric vehicles.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC's agreement to acquire an interest in Gnrgy Ltd and related statements, including statements relating to the terms of the transaction, statements relating to Gnrgy's business and the activities it is promoting and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the conditions to completion of the acquisition, risks relating to the shareholders agreement, risks relating to Gnrgy's business and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.